Exhibit (c)

DUFF & PHELPS

NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP

FAIRNESS OPINION PRESENTATION

TO THE GENERAL PARTNERS

PRESENTED ON SEPTEMBER 28, 2007

ANALYSIS AS OF JULY 5, 2007

NORTHLAND CABLE TELEVISION

The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us. Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC.

CONFIDENTIAL

The following pages contain material that is being provided to the General Partners (the "General Partners") of Northland Cable Properties Seven Limited Partnership ("NCP-7", the "Partnership" or the "Company") in the context of a meeting held to consider a proposed transaction by which the Company will sell its operating assets and franchise rights to Green River Media and Communications, LLC (the "Proposed Transaction"). The accompanying material was compiled or prepared on a confidential basis for the sole use of the General Partners and not with a view toward public disclosure. The information utilized in preparing this presentation was obtained from the Company and public sources. Any estimates and projections contained herein have been prepared by the senior management of the Company and Duff & Phelps, LLC ("Duff & Phelps"), and involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Duff & Phelps did not attempt to independently verify such information. Because this material was prepared for use in the context of an oral presentation to the General Partners, which are familiar with the business and affairs of the Company, neither the Company nor Duff & Phelps, nor any of their respective legal or financial advisors or accountants take any responsibility for the accuracy or completeness of any of the material if used by persons other than the General Partners. These materials are not intended to represent an opinion but rather to serve as discussion materials for the General Partners to review and as a basis upon which Duff & Phelps may render an opinion. Disclaimer

Table of Contents Introduction and Background Valuation Analysis Conclusion

Introduction & Background

The Engagement Duff & Phelps has been engaged by NCP-7 to serve as independent financial advisor to the General Partners of the Company and provide an opinion (the "Opinion") as to the fairness of the Proposed Transaction as of July 5, 2007, from a financial point of view, to the limited partners of the Company (the "Limited Partners"), without giving effect to any impacts of the Proposed Transaction on any particular Limited Partner other than in its capacity as a Limited Partner. Concurrent to the Proposed Transaction, Green River Media and Communications, LLC ("Green River Media") is acquiring the assets of Northland Cable Properties Eight Limited Partnership ("NCP-8") and certain assets of Northland Cable Properties, Inc. ("NCPI"). Duff & Phelps has been engaged by NCP-8 to serve as independent financial advisor to the General Partner of NCP-8 and provide an opinion as to the fairness of the proposed transaction, from a financial point of view, to the limited partners of NCP-8. Duff & Phelps has not previously provided financial advisory services to NCP-7, NCP-8, NCPI or the buyer, Green River Media. Introduction & Background

The Proposed Transaction We understand that the Proposed Transaction involves the sale of the operating assets and franchise rights of the Company to Green River Media, as set forth in the Asset Purchase Agreement dated July 5, 2007 (the "Purchase Agreement") by and among NCP-7 and Green River Media. NCP-7 is a Washington limited partnership headquartered in Seattle which began operations in 1987 to acquire, develop and operate cable television systems. The Partnership consists of two General Partners, where Northland Communications Corporation, a Washington Corporation ("NCC"), is the Managing General Partner of the Partnership, and FN Equities Joint Venture, a California general partnership, is the Administrative General Partner of the Partnership. NCP-7 operates three cable systems in Georgia serving the communities in and around Toccoa, Vidalia and Sandersville (the "Systems"). As of August 14, 2007, NCP-7 investors had contributed a total of $24,828,000 in capital, and 49,656 partnership units were outstanding. Pursuant to the Purchase Agreement, the consideration (the "Purchase Price") to be received by the Company in the Proposed Transaction consists of cash of $19.95 million, plus cash accumulated by the Company prior to close, less indebtedness at closing, less the Company's transaction expenses, and other closing adjustments. Introduction & Background

Introduction & Background The Proposed Transaction (cont'd) The table below provides a valuation summary for the Proposed Transaction and also for the sale of the NCP-8 and NCPI assets.

Valuation Summary The table below presents Duff & Phelps' concluded enterprise value range for the Company. Introduction & Background

Introduction & Background Summary of Due Diligence Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below. Conducted meetings at the Company's headquarters in Seattle, Washington and held multiple telephone conversations with the following members of the senior management of NCC regarding the Proposed Transaction and the history, current operations and future outlook for NCP-7: Gary Jones, President Richard Clark, Executive Vice President Richard Dyste, Senior Vice President of Technical Services Paul Milan, Vice President, Senior Counsel Rick McElwee, Vice President, Controller Held discussions with Patrick Lentz and Randy Wells of the investment banking firm Daniels & Associates regarding their sale process for the Company; Reviewed audited financial statements for the Company for the fiscal years ended December 31, 2002 through 2006 and unaudited financial statements for the six-month period ended June 30, 2007 and the equivalent prior year period; Reviewed management prepared earnings projections for the fiscal years ended December 31, 2007 through 2016 and held general discussions with management regarding long-term growth prospects, profitability levels, and required capital investment levels; Reviewed the Purchase Agreement dated July 5, 2007, including management-provided schedules of estimated closing adjustments and aggregate proceeds distributable to Limited Partners;

Introduction & Background Summary of Due Diligence (cont'd) Reviewed NCC's Board of Directors meeting minutes from 2006 through year-to-date 2007; Reviewed letters of interest and letters of intent received by the Company during 2006 and 2007; Analyzed financial and market information for selected public companies and M&A transactions that we deemed relevant; Reviewed other operating and financial information provided by Company management; and Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Introduction & Background Statement of Limiting Conditions Our Opinion will be based upon an analysis of the foregoing in light of our assessment of the general, economic and financial market conditions, as such conditions can be evaluated by us, as of a date preceding the date the Opinion is delivered. Events occurring after the date thereof could materially affect the assumptions used in preparing our Opinion and the conclusion reached in our Opinion. In connection with the Opinion, with your permission and without any independent verification, we have assumed that all information reviewed by us with respect to the Company and the Proposed Transaction, whether supplied by the Company, its advisors, or obtained by us from publicly available sources, was true, correct and complete in all respects that is material to the Opinion and did not contain any untrue statements of material fact or omitted to state a material fact necessary to make the information supplied to us not misleading. Any inaccuracies in, or omissions from, the information on which we relied could materially affect our Opinion. Furthermore, we have assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements made available to us. In rendering the Opinion, we will assume that the Proposed Transaction occurs on terms as described in the Purchase Agreement dated July 5, 2007. The Opinion will be delivered subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and our engagement letter, and subject to the understanding that the obligations of Duff & Phelps in the Proposed Transaction are solely corporate obligations, and no officer, director, employee, agent, stockholder or controlling person of Duff & Phelps shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates. Duff & Phelps is not purporting to render any appraisal or definitive report as to the value of the Company's securities or individual assets (including patents, technologies, trademarks, etc.) or liabilities. The enclosed estimates have been prepared by management of the Company or their representatives, which information we have assumed is based on the good faith judgment and best currently available estimates of management.

Introduction & Background Statement of Limiting Conditions (cont'd) Duff & Phelps was not requested to opine as to, and the Opinion will not address: (i) the fairness of any portion or aspect of the Proposed Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in the Opinion, or (ii) the fairness of any portion or aspect of the Proposed Transaction to any one class or group of the Company's or any other party's security holders vis-a-vis any other class or group of the Company's or such other party's security holders (including without limitation the allocation of any Purchase Price amongst or within such classes or groups of security holders). The basis and methodology for the Opinion have been designed specifically for the express purposes of the General Partners and may not translate to any other purposes. The Opinion will not be a recommendation as to how any Limited Partner should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the Purchase Price received is the best possible attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. Duff & Phelps was not requested to and did not provide advice concerning the structure, the specific amount of the Purchase Price, or any other aspects of the Proposed Transaction, or to provide services other than the delivery of the Opinion. Duff & Phelps was not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Duff & Phelps did not participate in negotiations with respect to the terms of the Purchase Agreement or the Proposed Transaction. Consequently, Duff & Phelps has assumed that such terms are the most beneficial terms from the Company's perspective that could under the circumstances be negotiated among the parties to the Purchase Agreement and the Proposed Transaction.

Valuation Analysis

Valuation Methodologies Discounted Cash Flow Analysis The discounted cash flow ("DCF") analysis determines the net present value of future free cash flows assuming a weighted average cost of capital for the discount rate. Selected Public Company Analysis Duff & Phelps analyzed selected public companies deemed relevant. In this analysis, we reviewed valuation multiples and financial performance ratios for the Company and the selected public companies. Selected M&A Transaction Analysis Duff & Phelps analyzed selected transactions that we deemed relevant. In this analysis we analyzed the implied valuation multiples paid for transaction target companies. Valuation Analysis

Discounted Cash Flow Analysis Duff & Phelps performed a 10-year DCF analysis of the projected free cash flows of the Company. Free cash flow is defined as cash that is available to either reinvest or to distribute to security holders. The projected free cash flows are discounted to the present at a rate which reflects the relative risk associated with these cash flows as well as the rates of return that security holders could expect to realize on alternative investment opportunities. Duff & Phelps discounted the resulting free cash flows and terminal value at a weighted average cost of capital ranging from 10.0% to 11.0%. Future free cash flow estimates were based on management's forecast for 2007 through 2016 financial performance and general discussions with management regarding long-term growth prospects, profitability levels, and required capital investment levels. Revenue growth is projected at approximately 4.5% in 2007 and is projected to then slow from a high of 10.6% in 2011 down to 7.5% by 2016. 10-year projected revenue CAGR: 8.0% Management expects the projected EBITDA margin of 27.7% in 2007 to decrease to 24.8% in 2010 and then increase to 26.2% by 2016. 10-year projected average EBITDA margin: 25.7% Valuation Analysis

Discounted Cash Flow Analysis (cont'd) Working capital projection assumptions are based on the Company's recent working capital position as of July 31, 2007, historical working capital levels for year-end 2002 through 2006, and certain assumptions for selected working capital accounts. Net working capital is projected to remain stable as a percentage of net sales at negative 8.6% throughout the projection period. Projected capital expenditures were based on management estimates. Annual capital expenditures are projected to increase from $841,000 in 2007 to $2.4 million in 2008 for system upgrades and are then projected to decrease to $913,000 in 2016. Beyond the projection period, the "continuing value" of the Company, which is equivalent to the present value of all cash flows after the projection period, was estimated (based on discussions with management) by utilizing two commonly accepted terminal valuation methodologies: Gordon Growth formula: Long-term growth rates ranging from 2.0% to 3.0%, along with projected terminal year debt-free net cash flow of $2.4 million and the selected discount rate range, were used to calculate the value of a perpetuity-with-growth, and the resulting amount was then discounted to present value. EBITDA multiple: Multiples ranging from 6.0x-7.0x were applied to projected 2016 EBITDA of $4.9 million, and the resulting amount was then discounted back to present value. Valuation Analysis

Discounted Cash Flow Analysis (cont'd) The table below shows a summary of the underlying subscriber assumptions for the DCF model. Valuation Analysis

Discounted Cash Flow Analysis (cont'd) The table below shows a summary of our DCF model. Valuation Analysis

Discounted Cash Flow Analysis (cont'd) The table below shows a summary of our DCF concluded valuation range. Valuation Analysis

Selected Public Company Analysis Duff & Phelps selected a set of publicly traded companies that we deemed relevant: Comcast Corp. Time Warner Cable, Inc. Charter Communications, Inc. Mediacom Communications Corp. Knology, Inc. RCN Corp. Duff & Phelps determined the total enterprise value of each of the selected public companies and then calculated multiples of enterprise value to measures of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), and basic cable subscribers. We then compared and analyzed the following valuation multiples for NCP-7 and the selected public companies: Enterprise value to latest twelve month ("LTM") EBITDA Enterprise value to projected 2008 EBITDA Enterprise value to number of basic subscribers In comparing NCP-7 to the selected group of public companies, we examined certain financial metrics such as historical and projected growth, profitability and size. Summary market data and valuation metrics for the selected public companies are on the following pages. Valuation Analysis

Selected Public Company Financial Performance Valuation Analysis

Selected Public Company Valuation Multiples Valuation Analysis

Selected M&A Transaction Analysis As sale transactions involving cable systems of comparable size to those of NCP-7 frequently involved privately held companies, Duff & Phelps relied upon data published by SNL Kagan on cable system sale transactions announced since January 1, 2006. Duff & Phelps identified 31 relevant transactions where sufficient financial data was available. Multiples of basic subscribers range from $1,075 to $5,919 with a median of $1,800. Multiples of projected EBITDA range from 6.4x to 11.4x with a median of 7.6x. A summary of the selected transactions and implied multiples of basic subscribers and projected EBITDA is presented on the following page. Valuation Analysis

Selected M&A Transaction Analysis (cont'd) The table below shows the first 16 of 31 total selected M&A transactions used in our analysis that occurred since January 1, 2006. Valuation Analysis

Selected M&A Transaction Analysis (cont'd) The table below shows the remaining 15 of 31 total selected M&A transactions used in our analysis that occurred since January 1, 2006. Valuation Analysis

Selected M&A Transaction Analysis (cont'd) Duff & Phelps' regression analysis using data from the 31 cable transactions listed on the previous pages shows a strong relationship between transaction value per subscriber (dependent variable) and monthly EBITDA per subscriber (independent variable). Valuation Analysis

Selected M&A Transaction Analysis (cont'd) The transaction value per subscriber based on the Proposed Transaction falls within the implied multiple range from the regression analysis. Valuation Analysis

Selected Public Company/M&A Transaction Analysis Conclusion Duff & Phelps selected valuation multiples for the Company which are generally between the low end and median observed multiples for the selected public companies and for the selected M&A transactions, due to the following reasons (but not limited to): NCP-7's LTM and projected revenue growth is weaker than that for the selected public companies. The Company's LTM revenue growth of 3.8% is weaker than that for all of the selected public companies. The median LTM revenue growth rate for the selected public companies is 15.6%. The Company's projected revenue growth of 4.3% is weaker than that for all of the selected public companies. The median projected revenue growth rate for the selected public companies is 22.6%. NCP-7's LTM and projected EBITDA margin is weaker than that for the majority of the selected public companies. The Company's LTM EBITDA margin of 27.9% is weaker than that for all but one of the six selected public companies. The median LTM EBITDA margin for the selected public companies is 35.3%. The Company's projected 2007 EBITDA margin of 25.6% is weaker than that for all but one of the selected public companies. The median projected EBITDA margin for the selected public companies is 35.8% NCP-7's monthly EBITDA per subscriber is weaker than that for all of the selected public companies and for the majority of the selected target companies. The Company's monthly EBITDA per subscriber of $15.41 was significantly lower than that for all of the selected public companies and the selected public company median of $33.06. The Company's per subscriber profitability was also lower than that for all but 6 of the 31 selected target companies and the selected target company median of $19.75. NCP-7's penetration rate of 48.2% is slightly higher than both the selected public company median of 47.6% and the selected target company median of 47.3%. Valuation Analysis

Selected Public Company/M&A Transaction Analysis Conclusion (cont'd) The table below summarizes Duff & Phelps' selected multiples, NCP-7's performance metrics and the resulting implied valuation indications. Valuation Analysis

Conclusion

Valuation Summary The table below presents Duff & Phelps' concluded enterprise value range for the Company. Conclusion